Filed by Bcom3 Group, Inc.
                          pursuant to Rule 425 under the Securities Act of 1933
                                       and deemed filed pursuant to Rule 14a-12
                                         of the Securities Exchange Act of 1934

                                             Subject Company: Bcom3 Group, Inc.
                                                  Commission File No. 333-87600


[GRAPHIC]

                                                                           Memo


May 31, 2002


TO:     ALL BCOM3 GROUP SHAREHOLDERS

FROM:   Roger Haupt

RE:     What Bcom3 Stockholders Will Receive For Their Shares

There is a perfectly understandable eagerness among Bcom3's shareholders to thoroughly understand our upcoming merger with Publicis and to ascertain what the transaction will mean from a personal, financial standpoint. By now, most of you have probably gone on-line to read the preliminary F-4 which we recently filed with the SEC. I know many of you find this to be a highly technical document, and that is because the transaction is quite complex and does not easily lend itself to a succinct description.

Rest assured, we will be holding informational meetings to answer your questions and to explain the terms of the deal after the prospectus is mailed to you. In the meantime, I asked our Legal Department to draft the attached document to summarize the terms of the transaction.

As a reminder, every document we create that references the deal (even this brief note from me), is subject to legal scrutiny. Nearly every document we distribute also has to be filed with the SEC. And while this is standard operating procedure in situations like ours, it does not make for the user-friendly communications that I prefer. I've made my peace with this reality, and I've decided that it's better to communicate as often as possible, even if language sounds more like legalese than "Hauptese."

/s/ Roger

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                              Publicis Transaction

                      What Bcom3 stockholders will receive
                        for their Class A common shares

The information provided below is preliminary in nature, and only a summary. About a month before Bcom3 stockholders vote on the transaction, we will send you a proxy statement / prospectus explaining the transaction and the merger consideration in greater detail. You should read the proxy statement / prospectus when it becomes available, including the section about risk factors, and consult your own financial and tax advisors about the transaction.

We are sending you this information because you own shares of Bcom3 Class A common stock. The following information pertains only to those people, such as you, who own Class A common shares. It does not pertain to people who hold only employee stock options, nor does it pertain to Dentsu, which holds Class B common stock.

Summary Description

When Bcom3 merges with Publicis, and Dentsu invests additional cash in the combined company, several formal transactions will be required. Without tracing each step, the end result is that, for each Bcom3 share you own at closing, you will receive the following combination of cash, Publicis stock, and other Publicis securities:

     1)   approximately $32.62 in cash from Dentsu

     2) additional cash generated by the sale of Publicis debentures to third parties, after payment of certain costs

     3)   1.802 shares of Publicis common stock

     4) "synthetic" common representing 1.437 shares of Publicis common stock, and

     5) warrants to purchase 1.437 shares of Publicis common at(euro)30.50 per share

At the closing, you will receive the cash from Dentsu, as well as the Publicis common, "synthetic" common, and warrants referred to above. You will receive the additional cash generated by the sale of Publicis debentures only after the debentures have been sold to third parties. Depending on market conditions, the Publicis debentures might be sold at the same time as the closing. Alternatively, the debentures might be sold up to several months after the closing as a result of marketing considerations.

The Publicis common, "synthetic" common, and warrants that you receive at closing will initially be nontransferable. As described below, you will be able to sell your Publicis common in stages during the first two years after closing, and to sell your "synthetic" common and warrants in stages during the following two years, in each case subject to an

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orderly marketing process. Eventually, your "synthetic" stock will turn into
Publicis common shares, and your warrants will become exercisable to acquire Publicis common shares, over an extended period, in the event you choose to hold such securities.

Certain Bcom3 employees have options to acquire Class A common shares. At the closing, as provided in the merger agreement and stock option plans, the Board of Directors of Bcom3 will estimate the immediate U.S. dollar cash value of the consideration (i.e., the cash, Publicis stock, and other Publicis securities) that you and the other Class A common stockholders are receiving per Bcom3 share, and then Bcom3 will "cash out" each Bcom3 stock option for an amount determined based on the excess of such cash value over the option exercise price of $130 per share (sometimes called the "spread").

Merger Consideration Per Bcom3 Share

     1)   Approximately $32.62 in cash from Dentsu

You will receive approximately $32.62 in cash per Bcom3 share that you own at closing.

The aggregate amount you receive in effect represents the proceeds from selling approximately 18.64% of your shares of Class A common stock to Dentsu at a price of $175.00 per Bcom3 share.

     2)   Additional cash from a sale of Publicis debentures

You will also receive additional cash generated by a sale of Publicis debentures, after payment of certain costs.

At the closing, Publicis will issue 2.75% 20-year debentures, with a face amount of about (euro)43.82 per Bcom3 share that you own at closing. All of these debentures will be immediately placed in the hands of a nominee. A marketing agent designated by Bcom3 will sell the debentures to third parties for cash, either at the time of the closing or alternatively in one or more transactions over the following several months, as the marketing agent may determine in its discretion based on market conditions.


We expect the gross proceeds from selling the debentures will be significantly less than their face amount, essentially because the 2.75% interest rate on the debentures is below prevailing market rates. One reason the debentures have a low interest rate is because they are being issued in conjunction with warrants (as described below), in packages referred to by the French acronym "OBSAs."

     >> In early March 2002, these packages of debentures and warrants were constructed (based on various financial calculations and estimates) so that the theoretical

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          financial value of the package of debentures and warrants combined was roughly equal to the face amount of the debentures (i.e., about
          (euro)43.82 per Bcom3 share).

     >> The market values of the debentures and the warrants will likely differ from their theoretical financial values, and in any event such values will fluctuate over time. As a result, the actual value of the package at any given time (whether at closing, at the time the debentures are sold, or when the warrants become transferable) may be materially different from its initial theoretical value.

In any event, the warrants will be "detached" from the debentures at closing, and they will be turned over to you rather than being sold with the debentures. Since you will be keeping the warrants, the gross sale proceeds from selling just the debentures will reflect only the value of the debenture portion of the package at the time of the sale.

The marketing agent will apply the gross sale proceeds from selling the debentures as follows: (i) first to pay the costs, expenses, fees, or commissions related to the sale, (ii) then to compensate Publicis for the amount required to cash out the Bcom3 stock options at their "spread" value as described above, and (iii) finally to pay you your share of the remaining net sales proceeds immediately thereafter.

     3)   Publicis common stock

You will also receive approximately 1.802 shares of Publicis common per Bcom3 share that you own at closing.

Your Publicis common will initially be nontransferable. You will become free to sell 25% of your Publicis common shares after six months, 50% after 12 months, 75% after 18 months, and 100% after 24 months, all measured from the closing, subject to an orderly marketing process that will be described in the proxy statement / prospectus.

For the first 24 months after closing, Dentsu will have the right to vote the 25% of your Publicis common shares that do not become transferable until the end of such period. You will, however, have the entire economic interest (referred to as a "usufruct" interest under French law) in such shares from the day of closing onward. As a result of this arrangement, the 1.802 shares of Publicis common referred to above will initially consist of 1.356 shares plus the economic (or "usufruct") interest in an additional 0.446 shares. This is a temporary arrangement, however, and you will regain the right to vote this portion of your Publicis shares as soon as such shares become transferable on the second anniversary of closing.

Since we announced our transaction with Publicis on March 7, 2002, the market price of Publicis common has ranged between a low of (euro)31.51 and a high of
(euro)39.90 per share. Based on the May 29 closing price of (euro)32.23 per Publicis share, and a currency exchange

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rate of 0.9292 ($ per (euro)), the 1.802 Publicis shares that you will receive at closing are currently worth about $53.97 per Bcom3 share. The market price of Publicis common and the currency exchange rate will, of course, continue to fluctuate between now and the time you are able to sell your Publicis shares.

     4)   Publicis "synthetic" common

You will also receive "synthetic" common representing approximately 1.437 shares of Publicis common stock per Bcom3 share that you own at closing.

For administrative convenience, the "synthetic" common will be bundled into units representing 18 underlying shares each, referred to by the French acronym "ORAs." Each unit of 18 "synthetic" shares will automatically turn into "real" Publicis common over time, at the rate of one "real" share per year starting three years and ending 20 years after the closing. The "synthetic" common will also pay a cash coupon, similar to the dividends paid on Publicis common.

Your Publicis "synthetic" common will initially be nontransferable. You will become free to sell your "synthetic" common, even though it has not yet turned into "real" common, 25% after 30 months, 50% after 36 months, 75% after 42 months, and 100% after 48 months, all measured from the closing, subject to an orderly marketing process as noted above.

An equivalent 1.437 shares of "real" Publicis common would currently be worth about $43.04 per Bcom3 share (based on a market price of (euro)32.23 per Publicis share and a currency exchange rate of 0.9292 $ per (euro) as described above). The "synthetic" common will be listed for trading, subject to market demand. On the assumption that the "synthetic" common does trade, the market price will likely be less than an equivalent number of shares of "real" common. In any event, the value of your "synthetic" shares will continue to fluctuate between now and the time you are able to sell them.

     5)   Warrants to acquire Publicis common

Finally, you will receive approximately 1.437 warrants per Bcom3 share that you own at the closing.

Each warrant will entitle you to acquire one share of Publicis common stock by paying a fixed exercise price of (euro)30.50 per share. You may exercise your warrants any time within the period beginning 11 years and ending 20 years after the closing.

Your Publicis warrants will initially be nontransferable. You will become free to sell your warrants, even though the warrants have not yet become exercisable, 25% after 30

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months, 50% after 36 months, 75% after 42 months, and 100% after 48 months, all measured from the closing, subject to an orderly marketing process as noted above.

The warrants will be listed for trading, subject to market demand. On the assumption that the warrants do trade, their market value will depend on a number of factors, including the price of Publicis common, the volatility of Publicis stock prices, the prevailing interest and currency exchange rates, the rate at which Publicis pays dividends, and the remaining life of the warrants. As a result, the value of your warrants will continue to fluctuate between now and the time you are able to sell or exercise them.

Information Required by the SEC

Both Bcom3 and Publicis will be filing relevant documents concerning the transaction with the Securities and Exchange Commission (SEC). Publicis has filed a preliminary proxy statement / prospectus with the SEC on May 3, 2002. The preliminary proxy statement / prospectus is subject to review, comment, and possible revision. We urge you to read the final proxy statement / prospectus when it becomes available, as well as any other relevant documents that either party may file with the SEC, because these documents will contain important information. You will be able to obtain these documents free of charge at the SEC's web site, http://www.sec.gov.

In addition, you may obtain documents filed with the SEC by Bcom3 free of charge by directing a request to Bcom3 at 35 West Wacker Drive, Chicago, IL 60601. You may also obtain documents filed with the SEC by Publicis free of charge by directing a request to Publicis at 133, avenue des Champs-Elysees, 75008 Paris, France.

Bcom3 and certain of its directors, executive officers, managers, and other employees may be soliciting proxies from Bcom3 shareholders in connection with the Publicis transaction. Information concerning those Bcom3 personnel who may be participating in the proxy solicitation is set forth in Bcom3's Annual Report on Form 10-K for the year ended December 31, 2001, and will also be set forth in the proxy statement / prospectus.